Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone:	(604) 688-3033
Facsimile:	(604) 639-8873

Item 2.	Date of Material Change

January 13, 2009

Item 3.	News Release

The Company disseminated a press release through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced that production in the fourth quarter ending December 31, 2008 increased to 1,070,903 equivalent ounces of silver representing a 27% increase over the prior quarter production and an increase of 6% over the same quarter in the prior year.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

January 13, 2009

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	January 13, 2009
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

Production increases 27% in 4th Quarter

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that production in the fourth quarter ending December 31, 2008 increased to 1,070,903 equivalent ounces of silver representing a 27% increase over the prior quarter production and an increase of 6% over the same quarter in the prior year.

The equivalent silver production for the quarter consisted of 930,120 ounces of silver, an increase of 29% over the previous quarter and 2,093,987 pounds of lead which represents a 38% increase over the previous quarter. The large increase in lead production was a result of improvements in recoveries of lead and tonnage at the flotation circuit at the La Encantada Silver Mine. Production of gold in the quarter amounted to 403 ounces representing a 25% decrease compared to the prior quarter.

During the quarter, the combined recoveries of silver at the three different mills showed a slight decrease from 67% to 65%. The overall average silver head grade in the quarter improved for the three mines increasing by 6% over the previous quarter to an overall head grade of 207 g/t silver.

The ore processed during the quarter at the Company's three operating silver mines; the La Parrilla Silver Mine, the San Martin Silver Mine and the La Encantada Silver Mine, amounted to 215,646 tonnes representing an increase of 27% over the previous quarter.

Despite the reduction of underground development throughout the Company’s three operating silver mines, a total of 5,847 metres of development was completed in the quarter representing a reduction of 34% over the previous quarter. The total development for the year 2008, totalled 27,890 metres. This compares to 20,279 metres of underground developed in the previous calendar year representing an increase of 38%. This development program in 2008 was very important in giving access to new areas within the different mines in order to continue the growth of silver production in the future, and to upgrade current ore resources to reserves.

Reserve and Resource development was a high priority for the Company in 2008. In the quarter, two new NI 43-101 Reports were released. Current global resources now stand at 260,351,425 equivalent ounces of silver. As previously reported, two additional NI 43-101 Reports will soon be released to further increase this number. During most of the year, over 20 drill rigs were operating. During the fourth quarter, a decision was made to reduce the diamond drill program to four drill rigs, which currently remain in operation. A total of 4,193 metres of diamond drilling was completed during the quarter compared to 26,666 in the previous quarter. During the year ending December 31, 2008, a total of 61,440 metres of diamond drilling was completed which compares to 37,176 metres drilled in 2007 representing an increase of 65%.

Keith Neumeyer, President & CEO, stated, “we’ve witnessed another significant year of growth in production and Resources as a result of our continued focus on mine and mill improvements throughout the past couple of years. Production increased by 18% year over year and Resources have increased by an impressive 55%. These improvements will translate into higher production for 2009 and with the new La Encantada mill coming online later this year, production will get another significant boost. First Majestic is still a young company that is not without challenges as can be expected as a result of our significant growth to date. I'm continually encouraged by our team of professionals who collectively have over 500 years of mining and management experience and who are all extremely committed to building a leader in the silver sector.”

As a result of the work completed in 2008, some of the improvements and advances made during the year include:

At the La Parrilla Silver Mine:

  A new CCD thickener and two new leaching tanks to increase capacity and two new filter presses in the filtration area were added which have positively impacted recoveries.
  Expansion of mill capacity from 800 tpd to 850 tpd which was achieved in November 2008.

At the La Encantada Silver Mine:

  The increase in NI 43-101 complaint Reserves and Resources from 66 to 89 million ounces of silver equivalent representing a 34% increase on a year over year basis which included Reserves of 35.5 million ounces of silver equivalent representing an increase of 182% year over year.
  All related permitting for the new 3,500 tpd Cyanidation plant was obtained during the first half of 2008 and construction of the new plant began in July. Planned completion remains the second quarter of 2009.
  Several improvements were made within the current flotation mill which has resulted in overall capacity reaching 1000 tpd in November 2008.

At the San Martin Silver Mine:

  Expansion of the mill began at San Martin in July 2008 and was completed in December resulting in an increase in capacity within the cyanidation circuit to 950 tpd. This throughput has now been reached and is fully operational.

At the Del Toro Silver Mine:

  One of the most impressive and over-looked events of 2008 was marked by the discovery of the third ore body at Del Toro. This large and open, highly mineralized structure is still in the early stages of being defined. The first NI 43-101 compliant Reserves and Resources estimate was published in the fourth quarter far exceeding management’s expectations. A total of 57 million ounces of silver equivalent were defined paving the way toward feasibility study and permitting which is planned to be completed by the second quarter of 2009.

Total production during 2008 reached 4,244,756 ounces of silver equivalent representing an increase of 18% compared to the previous year's 3,584,265 ounces silver equivalent. Even though management is pleased with the substantial increase in silver production compared to 2007, production for the year was lower than originally estimated. The heavy rainy season which affected the third quarter had a negative impact on the tonnage feed through the mills at each operation. Also, at the San Martin, maintaining optimal head grade continued to be the primary challenge which required management to try different alternatives to give the development program time to prepare and access new areas within the mine. Given the expansions that were completed in 2008 and the new construction underway at the La Encantada, management is estimating production to be 6,000,000 ounces of silver for 2009.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its significant corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.